Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated November 18, 2016, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

TUBEMOGUL, INC.

at $14.00 Per Share, Net in Cash

by

TIGER ACQUISITION CORPORATION

a subsidiary

of

ADOBE SYSTEMS INCORPORATED

Tiger Acquisition Corporation, a Delaware corporation (“Purchaser”), a subsidiary of Adobe Systems Incorporated, a Delaware corporation (“Adobe”), is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of TubeMogul, Inc., a Delaware corporation (“TubeMogul”), at a purchase price of $14.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 18, 2016, and in the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”). Stockholders of record who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as may be set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE PAST 11:59 P.M., EASTERN TIME, ON FRIDAY, DECEMBER 16, 2016, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 10, 2016 (as it may be amended from time to time, the “Merger Agreement”), by and among TubeMogul, Adobe and Purchaser. The Merger Agreement provides, among other things, that, following the consummation of the Offer and subject to certain conditions, Purchaser will be merged with and into TubeMogul (the “Merger”) pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), with TubeMogul continuing as the surviving corporation and becoming a wholly-owned subsidiary of Adobe. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than (i) Shares held in the treasury of TubeMogul and Shares owned by Purchaser, Adobe or any wholly-owned subsidiary of Adobe or of TubeMogul immediately prior to the effective time of the Merger, or (ii) Shares held by any stockholder that is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL and who, as of the effective time of the Merger, has neither effectively withdrawn nor lost such stockholder’s rights to such appraisal and payment under the DGCL with respect to such Shares) will automatically be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and subject to any required tax withholding.

The Offer is not subject to a financing condition. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction conditions set forth in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”). Among the Offer Conditions are: (i) the Minimum Condition (as defined in the Offer to Purchase), which is summarized below; (ii) the Antitrust Condition (as defined in the Offer to Purchase); (iii) the accuracy of TubeMogul’s representations and warranties set forth in the Merger Agreement, and the performance of TubeMogul’s covenants set forth in the Merger Agreement, in each case, to specified standards of materiality; and (iv) since November 10, 2016, no Company Material Adverse Effect (as defined in the Offer to Purchase) has occurred and is continuing and no Effect (as defined in the Offer to Purchase) that would reasonably be expected to result in a Company Material Adverse Effect has occurred. The Minimum Condition requires that, by one minute past 11:59 P.M., Eastern Time, on the Expiration Date (as defined below), there shall be validly tendered (and not withdrawn) that number of Shares (without regard to Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) which would represent at least a majority of the issued and outstanding Shares (assuming the exercise of all outstanding stock options and the issuance of all Shares that TubeMogul is obligated to issue thereon) immediately prior to the first time as of which Purchaser accepts any Shares for payment pursuant to the Offer (such time, the “Acceptance Time”).

The term “Expiration Date” means Friday, December 16, 2016, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” means such subsequent date, or earlier terminated in accordance with the terms of the Merger Agreement.

The Board of Directors of TubeMogul (the “TubeMogul Board”) has unanimously adopted resolutions: (i) determining that the Merger Agreement, including the Offer, the Merger and the other transactions contemplated thereby, are fair to and in the best interests of TubeMogul and its stockholders; (ii) electing that the Merger Agreement and the transactions contemplated thereby be expressly governed by Section 251(h) of the DGCL; (iii) adopting and approving the Merger Agreement, declaring the advisability of the Merger Agreement and approving the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL; (iv) approving the execution, delivery and performance by TubeMogul of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; and (v) recommending that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

The Merger Agreement provides, among other things, that, subject to the parties’ respective termination rights in the Merger Agreement, Purchaser: (i) shall extend the Offer from time to time: (A) for any period required by any law or any interpretation or position of the SEC applicable to the Offer; (B) for periods the length of which shall be specified by Purchaser or Adobe (not to exceed ten business days per extension) until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended will have expired or been terminated; and (C) at the request of TubeMogul, if, as of the scheduled Expiration Date, any of the Offer Conditions is not satisfied and has not been waived by Adobe or Purchaser, for periods the length of which shall be specified by Purchaser or Adobe (not to exceed ten business days per extension) to permit such Offer Condition to be satisfied; and (ii) may extend the Offer from time to time, in its discretion (and without the consent of TubeMogul or any other person), if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived by Adobe or Purchaser, for periods the length of which shall be specified by Purchaser or Adobe (not to exceed ten business days per extension) to permit such Offer Condition to be satisfied; provided, however, that in no event shall Purchaser be required or permitted (without the prior written consent of TubeMogul) to extend the Offer to a date later than the Outside Date.  The “Outside Date” means May 8, 2017.

If the Offer is consummated, Purchaser will not seek the approval of TubeMogul’s remaining stockholders before effecting the Merger. Adobe, Purchaser and TubeMogul have elected to have the Merger Agreement and the transactions contemplated thereby governed by Section 251(h) of the DGCL and agreed that the Merger will be effected as soon as practicable following the consummation of the Offer. Under Section 251(h) of the DGCL, the consummation of the Merger does not require a vote or action by written consent of TubeMogul’s stockholders.

The Merger Agreement provides, among other things, that, without the prior written consent of TubeMogul, neither Adobe nor Purchaser shall (A) reduce the Offer Price, (B) change or waive the Minimum Condition, (C) impose conditions or requirements to the Offer in addition to the Offer Conditions, (D) extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement, (E) change the form of consideration payable in the Offer, (F) decrease the maximum number of Shares sought to be purchased in the Offer, or (G) otherwise amend or modify any of the Offer Conditions or the other terms of the Offer in a manner that adversely affects any holder of Shares in its capacity as such.

Except as set forth above, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC and other applicable laws and regulations, Adobe and Purchaser expressly reserve the right to waive any Offer Condition at any time and from time to time, to increase the Offer Price and to make any other changes in the terms and conditions of the Offer. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern Time, on the next Business Day after the previously scheduled Expiration Date.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when it gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Adobe and Purchaser and transmitting such payments to tendering stockholders. Under no circumstances will Adobe or Purchaser pay interest on the Offer Price, regardless of any extension of the Offer or any delay in making such payment.

In all cases, Purchaser will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase and (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with all required signature guarantees and any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal and such other documents. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the scheduled expiration of the Offer. Thereafter, tenders are irrevocable, except that Shares tendered may also be withdrawn after Monday, January 16, 2017, unless Purchaser has already accepted them for payment. For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an “eligible institution”) signatures guaranteed by an eligible institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of Share Certificates, the serial numbers shown on the Share Certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at DTC to be credited with the withdrawn Shares. Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the scheduled expiration of the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

TubeMogul provided Purchaser with TubeMogul’s stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and related documents to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on TubeMogul’s stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The receipt of cash by a holder of Shares pursuant to the Offer or the Merger will be a taxable transaction to U.S. stockholders for U.S. federal income tax purposes. See Section 5 of the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. You are urged to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions or requests for assistance may be directed to the Innisfree M&A Incorporated (the “Information Agent”) at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833

November 18, 2016